Exhibit 99.1

The share exchange described in this press release involves securities of a foreign company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this press release has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of companies in the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

May 9, 2014

Company Name: USHIO INC.
Name and Title of Representative:
Shiro Sugata, President and Chief Executive Officer
(Code Number: 6925, the first section of the Tokyo Stock Exchange)
Name and Title of Contact Person:
Hideaki Takizawa, General Manager,
Accounting & Finance Department
(TEL +81-3-3242-1811 (from overseas))

Company Name: ADTEC Engineering Co., Ltd.
Name and Title of Representative:
Osamu Mizuno, President
(Code No. 6260, JASDAQ)
Name and Title of Contact Person:
Shigeru Goto, Director in charge of Administrative Division
(Tel: +81-3-3433-4600 (from overseas))

Announcement Concerning USHIO INC. Making ADTEC Engineering Co., Ltd.
Its Wholly-owned Subsidiary Through a Share Exchange

USHIO INC. (“USHIO”) and ADTEC Engineering Co., Ltd. (“ADTEC Engineering”) hereby announce that they have determined, at their respective meetings of the board of directors held today, to implement a share exchange (the “Share Exchange”) in which USHIO will be a wholly-owning parent company and ADTEC Engineering will be a wholly-owned subsidiary, and that they have executed a share exchange agreement (the “Share Exchange Agreement”), as set out below.

The Share Exchange is scheduled to be implemented, effective as of August 1, 2014, (i) by USHIO, using a simplified share exchange (kan-i kabushiki kokan) procedure pursuant to Article 796, Paragraph 3 of the Companies Act, without obtaining approval at a general meeting of shareholders and (ii) by ADTEC Engineering, subject to the approval of the Share Exchange Agreement by its shareholders at an ordinary general meeting scheduled to be held on June 27, 2014.

Prior to the effective date of the Share Exchange (scheduled to be effective as of August 1, 2014), the shares of common stock of ADTEC Engineering are scheduled to be delisted from JASDAQ market (“JASDAQ”) of Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”) as of July 29, 2014 (the last trading date is scheduled to be July 28, 2014).

1.	Purpose of the Share Exchange

As an original, innovative “light creator,” USHIO aims to drive business expansion by constantly anticipating the customer needs in the global markets for optical solutions and by developing and providing high-value-added products and services that precisely meet the customer needs.

USHIO actively promotes strategic investment, which is needed to develop new products, pioneer new applications and create new businesses, while strengthening existing businesses, with the view to maximizing consolidated earnings and driving expansion in the optical business to achieve long-term growth. USHIO, therefore, aims to create businesses at an early stage by actively utilizing alliances with outside institutions and M&A, etc., with the basic policy of providing innovative services by combining the optical technology, which has been cultivated by USHIO, with advanced technologies in other fields.

Furthermore, since its incorporation in 1983, ADTEC Engineering has commercialized various kinds of equipment required for the manufacturing process of PCBs (printed-circuit boards), semiconductor packages, FPDs (flat panel displays) such as PDPs (plasma display panels) and LCD (liquid crystal displays), and other products by leveraging its compound technology, which combines various  elemental technologies such as electricity, software, image processing, optics and other elements, with its ultra-precision machining technology and FA (factory automation) equipment development technology as core technologies. Especially in recent years, ADTEC Engineering has also been operating its business aiming to be a company that proposes solutions to the problems that occur in the exposure process of manufacturers of printed-circuit boards and other products.

While USHIO has an advantage in fully-automatic projection exposure systems, ADTEC Engineering’s strengths exist in fully-automatic contact exposure systems. Both companies believed that they could attain a higher position in the field of technology, production and sales in the auto-exposure systems market by leveraging their respective proprietary technologies and operating bases and therefore, entered into a capital and business alliance agreement on May 19, 2010.

Precisely, both companies agreed to form the business alliance with the goals of ADTEC Engineering’s use of USHIO’s overseas facilities, expanding product sales through the mutual exploitation of both companies’ operating bases, joint procurement of materials to cut costs and developing new products through the technical collaboration of both companies.

In order to ensure and strengthen the above business alliance, USHIO subscribed to all of the shares (1,580,000 shares of common stock) issued through the allotment of new shares to a third party by ADTEC Engineering on June 28, 2010, and ADTEC Engineering, therefore, became a company accounted for under the equity method of USHIO.

USHIO resolved on February 13, 2012 that USHIO would implement the tender offer for shares of ADTEC Engineering and at the same time acquire all of the issued shares of Mizutani Co., Ltd. (located at 6-1, Otemachi 2-chome, Chiyoda-ku, Tokyo), which then owned 1,100,000 shares of ADTEC Engineering (representing 13.69% of the total number of the issued shares as of December 31, 2011). ADTEC Engineering became the consolidated subsidiary of USHIO in March of 2012.

USHIO and ADTEC Engineering are operating in electronics related equipment markets, which are subject to rapid change and have experienced repeated cycles of innovation due to rapid technological breakthroughs. In this market, the USHIO group is aiming to establish a structure enabling the group to offer solutions combined with process development to its customers by leveraging a unique combination of the advanced optical technology of USHIO and the ultra-precision machining technology and FA equipment development technology of ADTEC Engineering.

As a part of the measures to tackle the issue of changing markets, USHIO has made use of ultra-precision machining technology and FA equipment development technology of ADTEC Engineering in the manufacturing of USHIO’s products by engaging ADTEC Engineering to manufacture USHIO’s industrial optical equipment. USHIO has also made an effort to optimize resources to manufacture the equipment of the entirety of the USHIO group. In addition, USHIO has gradually cooperated with ADTEC Engineering on the financial side by lending cash to ADTEC Engineering on an as-needed basis.

As a part of the measures to tackle the issue of rapidly advancing technology, ADTEC Engineering acquired the business of fully-automatic digital exposure systems from Fujifilm Corporation and has internally built a system enabling ADTEC Engineering to design, manufacture, sell and perform maintenance on fully-automatic digital exposure systems for printed-circuit boards.

In implementing these measures, USHIO and ADTEC Engineering, through mutual understanding and interchange fostered and developed after overcoming the differing histories that each company has developed, concluded that it is desirable for both companies to be fully integrated in respect of capital structure and to introduce a system enabling both companies to allocate resources more flexibly in order to be more resistant to the changing markets. Moreover, both companies concluded that both companies need to cooperate more thoroughly in business operations and promote not only sharing of market or competition trends but also comprehensive business developments such as appropriate allocation of flexible development resources and mutual exploitation of each company’s sales channels and production bases in order to tackle the issue of rapidly advancing technology in the industry and make proposals for solutions combined with more valuable processes. Based on such conclusion, both companies started to discuss, around December of 2013, the Share Exchange in which USHIO will be a wholly-owning parent company and ADTEC Engineering will be a wholly owned subsidiary. After several discussions and negotiations, USHIO and ADTEC Engineering decided on May 9, 2014 that both companies will implement the Share Exchange in order to further realize the synergies and enhance the corporate value of ADTEC Engineering and the entirety of the USHIO group.

2.	Outline of the Share Exchange

(1) Schedule for the Share Exchange

Record date of the ordinary general meeting of shareholders for approval of the Share Exchange Agreement (ADTEC Engineering)	March 31, 2014
Date of resolution of the meeting of the board of directors in respect of the execution of the Share Exchange Agreement (both companies)	May 9, 2014
Date of execution of the Share Exchange Agreement (both companies)	May 9, 2014
Date of the ordinary general meeting of shareholders for approval of the Share Exchange Agreement (ADTEC Engineering)	June 27, 2014 (scheduled)
Last trading date (ADTEC Engineering)	July 28, 2014 (scheduled)
Date of delisting (ADTEC Engineering)	July 29, 2014 (scheduled)
Effective date of the Share Exchange	August 1, 2014 (scheduled)
(Note 1)
USHIO will implement the Share Exchange using a simplified share exchange procedure pursuant to Article 796,
Paragraph 3 of the Companies Act, without obtaining approval by the general meeting of shareholders.

(Note 2)	The above schedule may be subject to change according to the need in the course of the process of the Share Exchange or any other event or upon agreement between USHIO and ADTEC Engineering.

(2) Method of the Share Exchange

In the Share Exchange, USHIO will be a wholly-owning parent company, and ADTEC Engineering will be a wholly-owned subsidiary.

The Share Exchange is scheduled to be implemented, effective as of August 1, 2014, (i) by USHIO, using a simplified share exchange (kan-i kabushiki kokan) procedure pursuant to Article 796, Paragraph 3 of the Companies Act, without obtaining approval at a general meeting of shareholders and (ii) by ADTEC Engineering, subject to the approval of the Share Exchange Agreement by its shareholders at an ordinary general meeting scheduled to be held on June 27, 2014.

(3) Details of Allotment of Shares in the Share Exchange

Company name	USHIO (Wholly-owning Parent Company in Share Exchange)	ADTEC Engineering (Wholly-owned Subsidiary in Share Exchange)
Details of allotment of shares in the Share Exchange	1	0.23
Number of shares to be delivered in the Share Exchange	Shares of common stock of USHIO: 834,003 shares (scheduled)
(Note 1)	Share allotment ratio
0.23 shares of common stock of USHIO will be allotted and delivered for each share of common stock of ADTEC Engineering; provided, however, no shares will be allotted for the shares of common stock of ADTEC Engineering held by USHIO (3,709,686 shares of common stock as of March 31, 2014) in the Share Exchange.
(Note 2)	Number of shares to be delivered in the Share Exchange
Upon the Share Exchange, USHIO will allot and deliver 834,003 shares (scheduled) of common stock of USHIO to the shareholders of ADTEC Engineering (excluding USHIO) immediately preceding the time at which USHIO acquires all of the issued shares of ADTEC Engineering (excluding the shares of common stock of ADTEC Engineering held by USHIO) (the “Base Time”). USHIO will apply the shares held by it as treasury stock for the shares to be so delivered, and, therefore, USHIO will not issue new shares.
In addition, in accordance with a resolution of the meeting of the board of directors of ADTEC Engineering to be held no later than the day immediately preceding the effective date of the Share Exchange, ADTEC Engineering will cancel, immediately preceding the Base Time, all of its shares then held by it as treasury stock (including the shares to be acquired in response to the dissenting shareholders’ share purchase demand made in connection with the Share Exchange under Article 785, Paragraph 1 of the Companies Act). The number of shares to be allotted and delivered through the Share Exchange may be subject to change in the future due to reasons such as the acquisition and the cancellation of treasury stock by ADTEC Engineering.
(Note 3)	Treatment of shares constituting less than one unit (tangen miman kabushiki)
Each shareholder of ADTEC Engineering who will hold shares of USHIO constituting less than one unit (less than 100 shares) upon the Share Exchange may request USHIO to purchase the shares constituting less than one unit held by such shareholder pursuant to Article 192, Paragraph 1 of the Companies Act. Shareholders may not sell shares constituting less than one unit in the financial instruments exchange market.

(Note 4)	Treatment of any fractions of less than one share
With respect to the shareholders of ADTEC Engineering who are entitled to receive the delivery of fractions of less than one share of common stock of USHIO upon the Share Exchange, USHIO will sell the number of shares of USHIO corresponding to the aggregate of such fractions (any fraction of less than one share included in such aggregate being rounded down) and deliver the proceeds of such sale to such shareholders in proportion to the fractions attributed to each shareholder, in accordance with Article 234 of the Companies Act and other relevant laws and regulations.

(4) Treatment of stock acquisition rights and bonds with stock acquisition rights upon the Share Exchange

ADTEC Engineering has issued neither stock acquisition rights nor bonds with stock acquisition rights.

3.	Basis for Calculation of the Allotment and Other Related Matters Concerning the Share Exchange

(1) Basis for Calculation of the Allotment Concerning the Share Exchange

As set out in 1. above, USHIO and ADTEC Engineering, through mutual understanding and interchange fostered and developed after overcoming the differing histories that each company has developed, concluded that both companies need to be fully integrated in respect of capital structure and to introduce a system enabling both companies to allocate resources more flexibly in order to be more resistant to the changing markets. Moreover, both companies concluded that both companies need to cooperate more thoroughly in business operations and promote not only sharing of market or competition trends but also comprehensive business developments such as appropriate allocation of flexible development resources and mutual exploitation of each company’s sales channels and production bases in order to tackle the issue of rapidly advancing technology in the industry and make proposals for solutions combined with more valuable processes. Then, both companies started to discuss, around December of 2013, the Share Exchange in which USHIO will be a wholly-owning parent company and ADTEC Engineering will be a wholly owned subsidiary. After several discussions and negotiations, USHIO and ADTEC Engineering decided on May 9, 2014 that both companies will implement the Share Exchange in order to further realize the synergies and enhance the corporate value of ADTEC Engineering and the entirety of the USHIO group.

With respect to the share exchange ratio set out in 2. (3) above, both companies, individually and separately, decided to request a third-party valuation institution independent of both companies to calculate the share exchange ratio. USHIO appointed Daiwa Securities Co. Ltd. (“Daiwa Securities”) as the third-party valuation institution, and ADTEC Engineering appointed Deloitte Touche Tohmatsu LLC (“Tohmatsu”) as the third-party valuation institution. Considering the calculation results of the share exchange ratio and the advice submitted by their respective third-party valuation institutions, both companies continuously and carefully negotiated and consulted with each other while each company considered the financial condition, performance trend, share price trend and other factors of both companies. As a result, both companies concluded that the share exchange ratio set out in 2. (3) above. is appropriate and will serve the interests of their respective shareholders.

(2) Matters Concerning Calculation

(i) Relationships with Valuation Institutions

Both Daiwa Securities and Tohmatsu are valuation institutions independent of USHIO and ADTEC Engineering, are not related parties of USHIO and ADTEC Engineering, and do not have a material interest to be noted in connection with the Share Exchange.

(ii) Summary of Calculation

In order to ensure the fairness and the appropriateness of the share exchange ratio in the Share Exchange, both companies, individually and separately, decided to request a third-party valuation institution independent of both companies to calculate the share exchange ratio. USHIO appointed Daiwa Securities as the third-party valuation institution, and ADTEC Engineering appointed Tohmatsu as the third-party valuation institution.

As shares of USHIO are listed on a financial instruments exchange and a market share price is available, Daiwa Securities adopted the market price analysis for the valuation of USHIO (with May 8, 2014 being the record date for calculation, Daiwa Securities made such calculation based on the average closing prices for the one-month period, the three-month period and the six-month period, respectively, preceding the record date).

As shares of ADTEC Engineering are listed on a financial instruments exchange and a market share price is available, Daiwa Securities adopted the market price analysis for the valuation of ADTEC Engineering (with May 8, 2014 being the record date for calculation, Daiwa Securities made such calculation based on the average closing prices for the one-month period, the three-month period and the six-month period, respectively, preceding the record date), and also adopted the discounted cash flow analysis (the “DCF Analysis”) in order to reflect future business operations in the valuation. The financial forecast on which the calculation of DCF Analysis was based reflects the expectation that the sales of exposure machines will increase due to the expansion of the fully-automatic digital exposure systems market and due to the increase in market share to be caused by the roll out of competitive products and other factors, and the overall sales and profit will increase mainly due to such increase in sales of exposure machines. As a result, in the aforementioned financial forecast, substantial earnings growth is expected during the business years from the year ending March 2015 to the year ending March 2017. The above-mentioned financial forecast was not prepared based on the assumption that the Share Exchange will be implemented.

The following shows the relevant calculation range when the share value per share of USHIO is set at 1.

Adopted analysis method	Calculation range of share exchange ratio
Market price analysis	0.19 ~ 0.21
DCF Analysis	0.14 ~ 0.30

In calculating the above share exchange ratio, Daiwa Securities used all relevant information received from both companies as is, and all relevant publicly available information as is, assuming that all of such materials and information, etc., were accurate and complete, and has not independently verified the accuracy and completeness thereof. Daiwa Securities has not independently valued, appraised or assessed assets and liabilities (including off-the-book assets and liabilities and other contingent liabilities) of both companies, their respective subsidiaries and related companies, and has not made any analysis and valuation of each of such assets and liabilities. Daiwa Securities has not independently requested any third-party institution to make such appraisal or assessment. In addition, Daiwa Securities assumed that the business outlook and financial forecast of ADTEC Engineering was prepared based on the best forecast and judgment that could be obtained from the management of ADTEC Engineering and in accordance with reasonable and appropriate methods.

Furthermore, as shares of USHIO are listed on a financial instruments exchange and a market share price is available, Tohmatsu adopted the market price analysis for the valuation of USHIO (with May 8, 2014 being the record date for calculation, Tohmatsu made such calculation based on the closing price for the record date, the average closing prices and the volume weighted average closing prices for the one-month period, the three-month period and the six-month period, respectively, preceding the record date).

As shares of ADTEC Engineering are listed on a financial instruments exchange and a market share price is available, Tohmatsu adopted the market price analysis for the valuation of ADTEC Engineering (with May 8, 2014 being the record date for calculation, Tohmatsu made such calculation based on the closing price for the record date, the average closing prices and the volume weighted average closing prices for the one-month period, the three-month period and the six-month period, respectively, preceding the record date), and also adopted the DCF Analysis in order to reflect future business operations in the valuation.

The following shows the relevant calculation range when the share value per share of USHIO is set at 1.

Adopted analysis method	Calculation range of share exchange ratio
Market price analysis	0.19 ~ 0.23
DCF Analysis	0.19 ~ 0.25

Under the DCF Analysis, Tohmatsu assessed the corporate value of ADTEC Engineering by discounting future cash flow based on the financial forecast provided by ADTEC Engineering to present value based on a certain discount rate. Tohmatsu adopted 9.75-10.25% as the discount rate, and adopted “perpetuity growth rate” analysis for the calculation of terminal value and assumed that perpetuity growth rate is 0.0-1.0%. The financial forecast on which the calculation was based reflects the expectation that the sales of exposure machines will increase due to the expansion of the fully-automatic digital exposure systems market and due to the increase in market share to be caused by the roll out of competitive products and other factors, and the overall sales and profit will increase mainly due to such increase in sales of exposure machines. As a result, in the aforementioned financial forecast, substantial earnings growth is expected during the business years from the year ending March 2015 to the year ending March 2017. The above-mentioned financial forecast was not prepared based on the assumption that the Share Exchange will be implemented.

In calculating the above share exchange ratio, Tohmatsu used all relevant information received from both companies as is, and all relevant publicly available information as is, assuming that all of such materials and information, etc. were accurate and complete, and has not independently verified the accuracy and completeness thereof. Tohmatsu has not independently valued, appraised or assessed assets and liabilities (including off-the-book assets and liabilities and other contingent liabilities) of both companies and their respective affiliates, and has not independently requested any third-party institution to make such appraisal or assessment. In addition, Tohmatsu assumed that the business outlook and financial forecast of ADTEC Engineering was reasonably and appropriately prepared based on the best forecast and judgment that could be made by the management of ADTEC Engineering.

(3) Prospects and Reasons for Delisting

Upon the Share Exchange, ADTEC Engineering will become a wholly-owned subsidiary of USHIO on August 1, 2014 (the effective date of the Share Exchange), and shares of common stock of ADTEC Engineering will, therefore, be delisted as of July 29, 2014 (the last trading date will be July 28, 2014) in accordance with the delisting criteria of JASDAQ and after completing the prescribed procedures. After the delisting, it will be impossible to trade shares of common stock of ADTEC Engineering on JASDAQ.

As set out in 1. above, delisting of ADTEC Engineering is not the purpose of the Share Exchange.

Shares of common stock of USHIO that will be allotted to each shareholder of ADTEC Engineering upon the Share Exchange will remain listed on the First Section of the Tokyo Stock Exchange, and will be tradable after the Share Exchange. USHIO, therefore, believes that for each shareholder who holds not less than 435 shares of ADTEC Engineering and will receive, upon the Share Exchange, an allotment of not less than 100 shares of USHIO, which is the number of shares constituting one unit of USHIO, such shareholders can continue to trade shares constituting one unit or more on the Tokyo Stock Exchange, which will ensure the liquidity of the shares in spite of the fact that there is a possibility that such allotment will contain shares constituting less than one unit in accordance with the number of shares currently owned.

On the other hand, each shareholder who holds less than 435 shares of ADTEC Engineering will receive an allotment of shares of USHIO in a number of less than 100 shares of common stock, which is the number of shares constituting one unit of USHIO. Although it is impossible to sell such shares constituting less than one unit on the Tokyo Stock Exchange, each such shareholder may request USHIO to purchase the shares constituting less than one unit held by such shareholder as set out in (Note 3) in 2. (3) above.

For details of the treatment of fractions in the case where the number of shares of USHIO to be delivered upon the Share Exchange includes any fractions of less than one share, see (Note 4) in 2. (3) above.

(4) Measures to Ensure Fairness

As USHIO already holds 59.89% (including indirect holdings) of issued shares of ADTEC Engineering and ADTEC Engineering is a consolidated subsidiary of USHIO, USHIO and ADTEC Engineering believe that fairness should be ensured in the Share Exchange.

USHIO and ADTEC Engineering, therefore, requested their respective third-party valuation institutions to calculate the share exchange ratio in order to ensure the fairness of the share exchange ratio in the Share Exchange as set out in 3. (1) above. Referring to such calculation results, USHIO and ADTEC Engineering negotiated and consulted with each other, and resolved to implement the Share Exchange based on the share exchange ratio set out in 2. (3) above at their respective meetings of the board of directors held today.

Neither USHIO nor ADTEC Engineering obtained a fairness valuation concerning the share exchange ratio (fairness opinion) from their respective third-party valuation institutions.

USHIO appointed Nagashima Ohno & Tsunematsu, and ADTEC Engineering appointed TMI Associates as their respective legal advisors for the Share Exchange, and received legal advice from their respective legal advisors on the manner of the respective meetings of the board of directors and the process they should follow in making decisions, including the procedures of the Share Exchange.

(5) Measures to Avoid Conflicts of Interest

As USHIO already holds 59.89% (including indirect holdings) of issued shares of ADTEC Engineering and ADTEC Engineering is a consolidated subsidiary of USHIO, ADTEC Engineering has taken the following measures in order to avoid conflicts of interest, in addition to the measures mentioned in 3. (4) above.

Among the directors of ADTEC Engineering, Mr. Keizo Tokuhiro, who concurrently serves as the director of USHIO, and Mr. Toyoharu Inoue, who concurrently serves as the executive officer of USHIO, execute the activities of USHIO, and have never participated in any discussion and resolution by the board of directors of ADTEC Engineering concerning the Share Exchange and have never participated in any discussion and negotiation with USHIO concerning the Share Exchange on behalf of ADTEC Engineering, in order to ensure fairness in the decision-making of ADTEC Engineering and avoid conflicts of interest. On the other hand, among the directors of ADTEC Engineering, Mr. Osamu Mizuno is the executive officer of USHIO, Mr. Kengo Uehara is an employee of USHIO, and Mr. Shigeru Goto is an employee of USHIO (these three directors are on temporary assignment from USHIO), but all of them have been working full-time at ADTEC Engineering, not USHIO, and have never been involved in the Share Exchange on behalf of USHIO, and have not been in a position to do so, throughout the period from after being seconded to ADTEC Engineering up to now. Accordingly, as they do not have any special interest in the discussion and resolution by the board of directors concerning the Share Exchange, they participated in the discussion and resolution by the board of directors of ADTEC Engineering. ADTEC Engineering received advice from TMI Associates, its legal advisor, on whether or not each of Mr. Mizuno, Mr. Uehara and Mr. Goto has any special interest in the discussion and resolution by the board of directors concerning the Share Exchange.

Among the auditors of ADTEC Engineering, Mr. Shinichiro Kanzaki who concurrently serves as the auditor of USHIO has never participated in any discussion by the board of directors of ADTEC Engineering concerning the Share Exchange, has never expressed his opinion and have never participated in any discussion and negotiation with USHIO concerning the Share Exchange on behalf of ADTEC Engineering, in order to avoid conflicts of interest. On the other hand, among the auditors of ADTEC Engineering, Mr. Muneo Eguchi is an employee of USHIO (Mr. Eguchi is on temporary assignment from USHIO) but Mr. Eguchi has been working full-time at ADTEC Engineering, not USHIO, and has never been involved in the Share Exchange on behalf of USHIO, and has not been in the position to do so, throughout the period from after being seconded to ADTEC Engineering up to now; therefore Mr. Eguchi participated in the discussion by the board of directors of ADTEC Engineering concerning the Share Exchange.

The resolution for the Share Exchange at the meeting of the board of directors of ADTEC Engineering was unanimously approved by four directors (out of the six directors of ADTEC Engineering, excluding Mr. Tokuhiro and Mr. Inoue set out above) and two auditors (out of the three auditors of ADTEC Engineering, excluding Mr. Kanzaki) expressed that they did not have any objection to the Share Exchange.

In addition to the above measures, ADTEC Engineering has established a third-party committee (the “Third-Party Committee”) consisting of three independent and outside experts who do not have any special interest in USHIO (controlling shareholder): Mr. Akihito Takahashi (lawyer at Takahashi and Katayama Law Office), Mr. Shinsuke Hasegawa (certified public accountant at Hasegawa CPA office) and Mr. Akira Nishida (lawyer at Nishida Law Office). ADTEC Engineering referred the following issues to the Third-Party Committee: whether or not (1) the purpose of the Share Exchange is justifiable from the viewpoint of enhancing corporate value, (2) the appropriateness of the terms and condition of the exchange (including those related to the consideration to be delivered to the minority shareholders of ADTEC Engineering such as the exchange ratio) was ensured, (3) the interests of shareholders of ADTEC Engineering are fully considered in the Share Exchange through fair procedures and (4) the Share Exchange will be disadvantageous to the minority shareholders of ADTEC Engineering.

The Third-Party Committee carefully examined the matters referred to it by holding meetings five times in total as well as gathering information, and holding an extraordinary meeting whenever necessary, from April 2, 2014 to May 8, 2014. In making conducting examination, the Third-Party Committee received an explanation from ADTEC Engineering concerning the purpose of, and the background leading to, the Share Exchange, the details of its corporate value and the process of negotiation for, and determination of the terms and condition of the Share Exchange (including the share exchange ratio), and an explanation from Tohmatsu concerning the valuation of the share exchange ratio in the Share Exchange. The Third-Party Committee has also received an explanation from TMI Associates, the legal advisor to ADTEC Engineering, concerning the manner and process the board of directors of ADTEC Engineering followed in making its decision concerning the Share Exchange.

Under those circumstances, the Third-Party Committee submitted the report on May 8, 2014 to the board of directors of ADTEC Engineering stating that resolving the Share Exchange would not be disadvantageous to the minority shareholders of ADTEC Engineering on the basis of the explanations, calculation results and other materials it examined. For a summary of the opinion of the Third-Party Committee, see 8. below.

ADTEC Engineering has received legal advice from TMI Associates, its legal advisor, concerning how its board of directors should pass resolutions and take other measures to avoid conflicts of interest.

4.	Outline of the Parties Involved in the Share Exchange (As of March 31, 2014）

(1)	Name	USHIO (Wholly-owning Parent Company in Share Exchange)	ADTEC Engineering (Wholly-owned Subsidiary in Share Exchange)
(2)	Location of Head Office	6-1, Otemachi 2-chome, Chiyoda-ku, Tokyo	5-1, Toranomon 3-chome, Minato-ku, Tokyo
(3)	Name and Title of Representative	President and Chief Executive Officer: Shiro Sugata	President: Osamu Mizuno
(4)	Principal Business	Manufacturing and sales of light sources, equipment and industrial machinery products	Manufacturing and sales of automatic exposure systems and automatic peelers for printed circuit boards
(5)	Capital	19,556 million yen	1,661 million yen
(6)	Date of Establishment	March 23, 1964	October 26, 1983
(7)	Number of Issued Shares	Common stock: 139,628,721 shares	Common stock: 8,030,000 shares
(8)	Fiscal Year End	March 31	March 31
(9)	Number of Employees	5,470 (consolidated)	192 (non-consolidated)
(10)	Major Business Partners	SHINKO ELECTRIC INDUSTRIES CO., LTD. Japan Display Inc. NSK Technology Co., Ltd.	KOREA CIRCUIT CO., LTD. KUNSHAN SAMSUNG ELECTRO-MECHANICS CO., LTD. USHIO
(11)	Main Financing Bank	Resona Bank, Limited. The Bank of Tokyo-Mitsubishi UFJ, Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Resona Bank, Limited. The Hokuetsu Bank, Ltd.

		The Master Trust Bank of Japan, Ltd. (Trustee account)	5.94%	USHIO	46.19%
		Japan Trustee Services Bank, Ltd. (Trustee account)	4.05%	Mizutani Co., Ltd.	13.69%
		STATE STREET BANK CLIENT OMNIBUS OM04	3.94%	Gunji Mizutani	4.84%
		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.04%	Employee Shareholding Association of ADTEC Engineering	2.77%
(12)	Major Shareholder and Ratio	JP MORGAN CHASE BANK 385174	2.91%	The Hokuetsu Bank, Ltd.	1.24%
	of Shareholding	Mizuho Securities Co., Ltd.	2.68%	Tokio Marine & Nichido Fire Insurance Co., Ltd.	1.24%
		Resona Bank, Limited.	2.58%	Japan Trustee Services Bank, Ltd.	1.05%
		NORTHERN TRUST CO. (AVFC) RE 15PCT TREATY ACCOUNT	2.52%	SBI SECURITIES Co., Ltd.	0.72%
		Asahi Mutual Life Insurance Co.	2.36%	Jiro Tonegawa	0.68%
		Jiro Ushio	2.29%	Hitoshi Ishibashi	0.65%
		Capital Relationship	USHIO holds 4,809,686 shares representing 59.89 % of the total number of issued shares of ADTEC Engineering (including indirect holdings).
Personnel Relationship
One director, two executive officers and two employees of USHIO hold office as directors of ADTEC Engineering, and one corporate auditor and one employee of USHIO hold office as corporate auditors of ADTEC Engineering.

(13)	Relationship between the Parties		In addition, two employees of USHIO have been seconded to ADTEC Engineering and two employees of ADTEC Engineering have been seconded to USHIO.
Transaction Relationship
As well as selling consumables, etc. to, and purchasing parts, etc. from ADTEC Engineering, USHIO has outsourced a part of its operations of the industrial optical equipment to ADTEC Engineering.
Further, USHIO has provided a loan of funds to ADTEC Engineering.

		Status as a Related Party	ADTEC Engineering is a consolidated subsidiary of USHIO, and therefore, ADTEC Engineering is a related party of USHIO.
(14)	Financial Condition and Results of Operations for Previous Three Fiscal Years
	USHIO (consolidated)
Fiscal Year Ended	March 2012	March 2013	March 2014
Consolidated Net Assets	162,048	176,784	191,246
Consolidated Total Assets	224,412	228,657	255,338
Consolidated Net Assets per Share (yen)	1,211.51	1,324.13	1,440.94
Consolidated Net Sales	150,087	143,461	157,800
Consolidated Operating Income	10,696	7,582	12,110
Consolidated Ordinary Income	13,112	10,539	15,904
Consolidated Net Income	8,748	7,155	10,770
Consolidated Net Income per share (yen)	66.26	54.57	82.19
Dividend per Share (yen)	22.00	22.00	26.00

	ADTEC Engineering (unconsolidated)
Fiscal Year Ended	September 2011	September 2012	September 2013	March 2014 (6 months)
Net Assets	4,587	4,240	3,231	3,329
Total Assets	11,060	9,670	7,781	10,563
Net Assets per Share (yen)	625.35	578.06	440.49	453.83
Net Sales	9,428	8,010	7,010	4,025
Operating Income	515	28	23	146
Ordinary income	442	(14)	3	138
Net income	449	(235)	(688)	98
Net Income per share (yen)	58.45	(32.14)	(93.92)	13.38
Dividend per Share (yen)	15.00	-	-	-
(In millions of yen, unless otherwise specified)
(Note 1)	Although USHIO holds 9,307,753 shares of treasury stock (representing 6.66% of the number of issued shares) as of March 31, 2014, USHIO is not included as one of the above major shareholders.
(Note 2)
Although ADTEC Engineering holds 694,210 shares of treasury stock (representing 8.64% of the number of issued shares) as of March 31, 2014, ADTEC Engineering is not included as one of the above major shareholders.

(Note 3)	Due to the change of the fiscal year end of ADTEC Engineering, the financial condition and results of operations of ADTEC Engineering are for a six (6) month period ended March 2014.

5.	Status after the Share Exchange

(Wholly-owning Parent Company in Share Exchange)
(1)	Name	USHIO INC.
(2)	Location	6-1, Otemachi 2-chome, Chiyoda-ku, Tokyo
(3)	Name and Title of Representative	President and Chief Executive Officer: Shiro Sugata
(4)	Purpose of Principal Business	Manufacturing and sales of light sources, equipment and industrial machinery products
(5)	Capital	19,556 million yen
(6)	Fiscal Year End	March 31
(7)	Net Assets	Not determined at present
(8)	Total Assets	Not determined at present

6.	Outline of Accounting Treatment

The Share Exchange is expected to qualify as a transaction under common control, etc.

7.	Future Outlook

The impact of the Share Exchange on the operating results of both USHIO and ADTEC Engineering is expected to be minor, since ADTEC Engineering is already a consolidated subsidiary of USHIO.

8.	Matters regarding Transaction, Etc. with Controlling Shareholders

Since USHIO is the controlling shareholder of ADTEC Engineering, holding 59.89 % of the total number of issued shares of ADTEC Engineering (including indirect holdings), the Share Exchange qualifies as a transaction etc. with a controlling shareholder, with respect to to ADTEC Engineering.

In the corporate governance report disclosed on January 10, 2014, as “Guidance regarding the Policy concerning the Protection of Minority Shareholders in Transactions, etc. with a Controlling Shareholder”, ADTEC Engineering states that it reasonably decides, as in other general transactions, the conditions, etc. of the transactions between ADTEC Engineering and USHIO, which is the parent company of ADTEC Engineering, in light of the appropriateness of the details of the transaction and the conditions, and implements the fair transactions.

ADTEC Engineering will, as set out in 3. (5) and 3. (6) above, after taking measures to ensure the fairness of the Share Exchange and avoid conflicts of interest, determine the share exchange ratio in the Share Exchange and implement the Share Exchange. Accordingly, we believe the Share Exchange is consistent with the “Guidance regarding the Policy concerning the Protection of Minority Shareholders in Transactions, etc. with a Controlling Shareholder” of ADTEC Engineering above.

Further, as set out in 3. (6) above, ADTEC Engineering has established the Third-Party Committee. ADTEC Engineering referred the following issues to the Third-Party Committee: whether or not (1) the purpose of the Share Exchange is justifiable from the viewpoint of enhancing corporate value, (2) the appropriateness of the terms and condition of the exchange (including those related to the consideration to be delivered to the minority shareholders of ADTEC Engineering such as the exchange ratio) was ensured, (3) the interests of shareholders of ADTEC Engineering are fully considered in the Share Exchange through fair procedures and (4) the Share Exchange will be disadvantageous to the minority shareholders of ADTEC Engineering.]

As a result, ADTEC Engineering received from the Third-Party Committee the report on May 8, 2014 stating that (i) with respect to (1) above, the purpose of the Share Exchange is justifiable as the Share Exchange will enhance the corporate value of ADTEC Engineering, (ii) with respect to (2) above, there was no unreasonableness or unnaturalness in ensuring the appropriateness of the terms and condition of the exchange in the Share Exchange, (iii) with respect to (3) above, the interests of shareholders of ADTEC Engineering are fully considered in the Share Exchange through fair procedures, and (iv) with respect to (4) above, the Share Exchange will not be disadvantageous to the minority shareholders of ADTEC Engineering.

(Reference) Earnings estimates for the current fiscal year and earnings results for the prior year for both companies:

USHIO (Earnings estimates for the current fiscal year announced on May 9, 2014)	(in millions of yen)
	Consolidated Net Sales	Consolidated Operating Income	Consolidated Ordinary income	Consolidated Net Income	Net Income per share
Earnings estimates for the current fiscal year (Ending March 2015)	170,000	14,000	16,000	11,000	84.03 yen
Earnings Results for the prior year (Ended March 2014)	157,800	12,110	15,904	10,770	82.19 yen

ADTEC Engineering	(in millions of yen)
	Net Sales	Operating Income	Ordinary income	Net Income	Net Income per share
Earnings Results for the prior year (Ended March 2014) (Six months)	4,025	146	138	98	13.38 yen
(Note)	No earnings estimates for the fiscal year ending March 2015 for ADTEC Engineering have been announced, since it is scheduled to be delisted on July 29, 2014.

End

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that reflect the companies’ plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the companies and the other relevant parties actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: failure of the parties to agree on some or all of the terms of the transactions; failure to obtain a necessary shareholders’ approval; inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction; changes in laws or accounting standards, or other changes in the business environment relevant to the parties; challenges in executing our business strategies; the effects of financial instability or other changes in general economic or industry conditions; and other risks to consummation of the transaction.